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                                                                    EXHIBIT 99.2

               [LETTERHEAD OF BUFFTON CORPORATION APPEARS HERE]


PRESS RELEASE

                         BUFFTON CORPORATION ANNOUNCES
                 PROPOSED EXPEDITED REMEDY FOR SUPERFUND SITE

FORT WORTH, TEXAS, April 25, 1997 - -Robert H. McLean, Chief Executive Officer of Buffton Corporation (ASE- "BFX"), announced today that the Environmental Protection Agency ("EPA") has issued a Proposed Plan setting forth a preferred, expedited remedy regarding the Company's Vestal, New York Superfund site and modifying the previously selected remedy included in the March 31, 1992 Record of Decision. The Proposed Plan allows 30 days for a public comment period.

     Mr. McLean stated, "The new expedited remedy consists of soil removal and treatment from two areas of the property instead of the construction of a treatment plant and ongoing monitoring of the property for 15 to 30 years. This new remedy will hopefully allow us to correct the problem at the site and return the property to a marketable condition in a more timely manner."

     Mr. McLean continued, "The cost of this new expedited remedy, as estimated by the EPA, will be approximately $3,000,000 most of which will be incurred over the next 24 months. We have a substantial amount of dirt to remove and treat. The Company will reserve for this expense during its third quarter ending June 30, 1997. In addition, as a result of the revised remedy the Company will expense an additional $870,000 in costs previously capitalized in regard to the original remedy. As a result, the Company will record a charge of approximately $.33 per share in its third quarter ending June 30, 1997."

     Mr. McLean concluded, "After 12 years of working with the EPA investigating the Company's Vestal, New York superfund site we are finally close at hand with a remedy that should resolve this problem and free the Company from the burden of uncertainty that has negatively affected the Company for so many years."

Buffton corporation is a diversified group of companies with operations in the Hospitality and Electrical Products industries with its shares traded on the American Stock Exchange under the trading symbol "BFX."

For more information, contact:
Robert Korman, Vice President & Chief Financial Officer
226 Bailey, Suite 101
Fort Worth, Texas  76107
817/332-4761
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